Exhibit 99.1

For Immediate Release	July 3, 2007

CHALLENGER ENERGY CORP. ANNOUNCES DAN MACDONALD AS PRESIDENT AND DIRECTOR

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger”) (TSX.V:CHQ)(AMEX:CHQ), is pleased to announce that Dan MacDonald has been appointed President of the Corporation and has joined the Board as a Director. Mr. Neil MacKenzie will continue in his role with Challenger as Chief Executive Officer of the Company and a Director.

In connection with Mr. MacDonald’s appointment, Mr. MacKenzie stated the following: “On behalf of everyone at Challenger I am pleased to welcome Mr. MacDonald as President of Challenger at this exciting time as we proceed with drilling offshore Trinidad. Dan is well known in the oil and gas industry and has 22 years of experience in various capacities in a number of private and public oil and gas companies. He has both international and domestic oil and gas experience and is very familiar with North American capital markets.” Mr. MacDonald was recently the President and CEO of Canadian Voyager Energy Ltd., a private oil and gas company with western Canada operations and several international prospects. Mr. MacDonald has also worked for a number of successful public oil and gas companies including Amoco Canada Petroleum Company Ltd., Canadian 88 Energy Corp. and Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG). Mr. MacDonald is a member of the Association of International Petroleum Negotiators and the Canadian Association of Petroleum Landmen.

Challenger has commenced drilling of its “Victory” prospect with Canadian Superior as operator on Canadian Superior’s “Intrepid” Block 5(c) off the east coat of the island of Trinidad.  Canadian Superior is paying 2/3 of the estimated US$45 million to drill the “Victory” well to obtain a 75% producing share in the well with its financial partner Challenger Energy paying 1/3 of the cost of the well to earn a 25% production share.

The “Victory” Well is being drilled for Canadian Superior with the Kan Tan IV semi-submersible drilling rig, managed by Maersk Contractors, a part of A.P. Moller - Maersk A/S (“Maersk”), www.maersk-contractors.com, headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B), and owned by SINOPEC of Beijing, China (NYSE:SNP), website http://english.sinopec.com, the 3rd largest company in China. The Kan Tan IV has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, “Victory”, “Bounty” and “Endeavour”, approximately 60 miles off the east coast of Trinidad, on Canadian Superior’s “Intrepid” Block 5(c). The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its “Intrepid” Block 5(c). The “Victory” well has a planned Total Depth (“TD”) of approximately 16,870 feet (5,142 meters) and is expected to take between 80-100 days to drill and evaluate.

Challenger is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For Further Information RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE,

Please Contact:

CHALLENGER ENERGY CORP.
Suite 200, 744 – 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Phone: (403) 503-8810
Fax:     (403) 503-8811

www.chaenergy.ca